NEWS RELEASE

2008 Exploration Program Complete; Change of President

Dated: October 6, 2008	(AMEX: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX: CXX) (the “Company”) announces that it has completed its 2008 exploration program on its Central Mineral Belt project in Labrador. The exploration camps at the Two Time Zone and the C Zone have been shut down and winterized and all personnel have returned from the field to the Company’s office in St. John's. The Company is currently awaiting drill and other assay results and is compiling data from its extensive field programs in both the Northstar and Lonestar division areas. Full results from this year’s program will be released in a series of news releases throughout the fall as results become available.

Due to the climate of uncertainty created by the current state of the financial markets, the Company has elected not to proceed with a winter drill program. A comprehensive cash conservation program is being implemented throughout the Company, which includes the suspension of the Company’s field operations. In light of current circumstances, Paul Hosford, President and COO of the Company, is leaving the Company as of October 31st.

Mr. Hosford brought considerable experience, discipline and focus to the construction and implementation of the Company's 2008 exploration program and the Company acknowledges his contributions and wishes him well in the future. Following Mr. Hosford’s departure, Mark J. Morabito, the Company’s CEO, will also assume the duties of President.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver T: 604-681-8030 F: 604-681-8039 E: investor@crosshairexploration.com	www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: uncertainties relating to market price fluctuations, economic and market conditions; the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.